Exhibit 12(b)

General Electric Capital Services, Inc.
and consolidated affiliates

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year ended December 31
	2005		2004		2003		2002		2001
(Dollars in millions)	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated

Earnings from continuing
operations	$9,141	$9,499	$7,853	$8,194	$5,931	$6,256	$5,291	$4,122	$4,406	$4,078
Provisions for income taxes	1,104	1,335	1,513	1,735	988	1,199	699	(59)	988	779
Minority interest	202	202	190	190	127	127	145	145	158	158
Earnings from continuing
operations before income
taxes and minority interest	10,447	11,036	9,556	10,119	7,046	7,582	6,135	4,208	5,552	5,015

Fixed Charges:
Interest	14,469	14,420	11,223	11,178	10,002	10,001	9,639	9,677	10,399	10,432
One-third of rentals(a)	331	331	310	310	276	276	300	300	307	307
Total fixed charges	14,800	14,751	11,533	11,488	10,278	10,277	9,939	9,977	10,706	10,739
Less interest capitalized,
net of amortization	(72)	(72)	(37)	(37)	(23)	(23)	(38)	(38)	(88)	(88)

Earnings from continuing
operations before income
taxes and minority interest
plus fixed charges	$25,175	$25,715	$21,052	$21,570	$17,301	$17,836	$16,036	$14,147	$16,170	$15,666

Preferred stock dividend
requirements	$1	$1	$1	$1	$1	$1	$1	$1	$1	$1

Ratio of earnings before
provisions for income
taxes to earnings from
continuing operations	1.12	1.14	1.19	1.21	1.17	1.19	1.13	0.99	1.22	1.19

Preferred stock dividend
factor on pre-tax basis	1	1	1	1	1	1	1	1	1	1
Fixed charges	14,800	14,751	11,533	11,488	10,278	10,277	9,939	9,977	10,706	10,739

Total fixed charges and
preferred stock dividend
requirements	$14,801	$14,752	$11,534	$11,489	$10,279	$10,278	$9,940	$9,978	$10,707	$10,740

Ratio of earnings to combined
fixed charges and
preferred stock dividends	1.70	1.74	1.83	1.88	1.68	1.74	1.61	1.42	1.51	1.46

(a)	Considered to be representative of interest factor in rental expense.